 Exhibit T3E-2
November 15, 2023
Dear Shareholder:
As you may be aware, following extensive review and consideration of available alternatives by the special committee comprised of independent directors (the “Special Committee”) of the Board of Directors (the “Board”) of AYR Wellness Inc. (“AYR” or the “Corporation”), and after determining that doing so would be in the best interests of the Corporation and its stakeholders, and fair from a financial point of view to holders of the Senior Notes (as defined below) and AYR’s shareholders, the Corporation and certain of its subsidiaries entered into a transaction support agreement (the “Support Agreement”) on October 31, 2023 with holders (“Supporting Senior Noteholders”) of approximately 76% of the Corporation’s 12.50% senior secured notes due December 10, 2024 (the “Senior Notes”). Pursuant to the Support Agreement, the Corporation and its newly-formed wholly-owned subsidiary, AYR Wellness Canada Holdings Inc. (“AYR Wellness Canada” or “AYR Newco”), have been and will continue pursuing a plan of arrangement (the “Plan”) under section 192 of the Canada Business Corporations Act (the “CBCA”). The purpose of this letter is to provide you further background regarding the contemplated transaction (the “Transaction”) and proceedings commenced under the CBCA (the “CBCA Proceedings”) before the Ontario Superior Court of Justice (Commercial List) (the “Court”).
The Transaction
The Transaction contemplates a series of steps and transactions that are designed to lead to the successful extension of 100% of the Corporation’s U.S.$243.3 million of Senior Notes for two years and the receipt of additional new money capital that will be used to address the Corporation’s indebtedness and for general working capital, which in turn will preserve and confirm the extension for two years of at least U.S.$87 million in other debt obligations, including U.S.$73.3 million of Seller Notes (as defined in the Plan).
Pursuant to the Transaction, that certain trust indenture dated December 10, 2020 governing the Senior Notes (the “Existing Indenture”) will be amended and restated (the “Amended and Restated Indenture”) and all outstanding Senior Notes will be exchanged for (1) an equivalent principal amount of new 13% senior secured notes due December 10, 2026 (the “New 2026 Notes”) of AYR Wellness Canada , to be guaranteed by AYR and its other subsidiaries pursuant to such Amended and Restated Indenture, and (2) approximately 24.9% (the “New AYR Exchange Shares”) of the subordinated, restricted and/or limited voting shares (the “SVS Shares”) of AYR on a fully diluted and pro forma basis (excluding each of the existing approximately 2.9 million warrants which are exercisable until May 2024 at U.S.$9.07 per share, the treasury shares and the new Anti-Dilutive Warrants (as defined below)) or 20.8% of the SVS Shares assuming the exercise of the Anti-Dilutive Warrants (as defined below).
Certain of the Supporting Senior Noteholders (as defined below) have committed to advancing to the Corporation an additional U.S.$40 million of new money proceeds in return for the issuance of U.S.$50 million (net of a 20% original issue discount) of New 2026 Additional Notes (as defined in the Plan) concurrent with the completion of the Transaction, and the Backstop Provider (as defined in the Plan) will receive approximately 5.1% of the SVS Shares (the “Backstop Shares”) on a fully diluted and pro forma basis (excluding each of the existing approximately 2.9 million warrants which are exercisable until May 2024 at U.S.$9.07 per share, the treasury shares and the new Anti-Dilutive Warrants) or shares of a subsidiary of AYR exchangeable for an equivalent amount of SVS Shares.
As part of the Transaction, and in order to reduce the dilutive effect of the New AYR Exchange Shares and the Backstop Shares on existing AYR Shareholders, AYR’s existing shareholders (other than, for greater certainty, holders of New AYR Exchange Shares and Backstop Shares) will receive new warrants (the “Anti-Dilutive Warrants”) to acquire SVS Shares exercisable for two years from closing at U.S.$2.12 per share. If fully exercised, the Anti-Dilutive Warrants represent approximately 16.5% of the SVS Shares on a fully diluted and pro forma basis, including the Backstop Shares and New Ayr Exchange Shares and full exercise of the Anti-Dilutive Warrants. If fully exercised, the Anti-Dilutive Warrants would effectively dilute the New AYR Exchange Shares and the Backstop Shares from 30% to approximately 25% of the fully-diluted outstanding shares.
The Special Committee and management believe that the Transaction is in the best interests of the Corporation and fair from a financial point of view to holders of the Senior Notes and AYR’s shareholders, and that the Transaction is beneficial and important to AYR and AYR’s shareholders. The reasons for completing the Transaction, include, among other things:
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Contingent Maturity Extensions: Completing the Transaction preserves the benefit of agreements currently in place with holders of approximately U.S.$82 million principal amount of Seller Notes to extend maturities by two years;

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New Money: The offering of New 2026 Additional Notes will provide the Corporation with U.S.$40 million of additional cash, which may be used to address the Corporation’s debt obligations or for other working capital purposes;

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Fiduciary Out: The Support Agreement provides the Corporation with a fiduciary out if it is able to enter into a transaction (including a refinancing) that would, when consummated, (i) result in a higher or better outcome for both the Corporation and holders of the Senior Notes; or (ii) repay in full in cash all obligations under the Senior Notes;

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Runway Extension: The Transaction provides the Corporation with at least an additional two years of runway to implement its business plan given the maturity extensions across the Senior Notes and certain Seller Notes;

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Fairness Opinion: The Special Committee obtained a fairness opinion from Koger Valuations Inc. (“Koger”) that concludes that, as of the date thereof, and subject to the qualifications set out therein, the Transaction, if implemented, is fair from a financial point of view to the Senior Noteholders and to AYR’s Shareholders;

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Failure to Complete the Transaction: If the Corporation’s debt maturities are not extended, the Corporation will more than likely face significant financial difficulties starting in mid-2024; and

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Court Approval: The Plan is subject to a determination of the Court that the terms of the Arrangement are fair and reasonable, both procedurally and substantively.

The Transaction is subject to a number of conditions precedent, including, among others, approval by the Court as described below and any required U.S. state regulatory approvals. Pending receipt of such approvals and satisfaction of all conditions precedent, the Corporation anticipates that completion of the Transaction will occur. Closing is currently targeted to occur by December 31, 2023, assuming the satisfaction or waiver of all closing conditions.
Following the delivery of notice of the Transaction to the Canadian Securities Exchange (the “CSE”) accompanied by a detailed outline of the Arrangement and proposed transactions thereunder, the CSE confirmed to the Corporation that the CSE does not require the approval of AYR’s shareholders to implement the Transaction.
CBCA Proceedings
On November 15, 2023, the Court granted an interim order (the “Interim Order”) pursuant to which the Corporation will hold a meeting of holders of Senior Notes (the “Senior Noteholders”) to consider and vote on the Plan. Shareholders are not eligible to attend the contemplated meeting.
If the contemplated arrangement resolution to approve the Transaction is passed at the meeting of Senior Noteholders, AYR and AYR Wellness Canada will be seeking a final order (the “Final Order”) from the Court in the CBCA Proceedings which will approve the Plan, authorize AYR to take all actions required to complete the Transaction and grant various other ancillary relief related to the Plan. The Final Order will also include a request to approve releases contemplated by the Plan in favour of Released Parties (as defined by the Plan) in respect of any claims related to the Transaction and the Senior Notes, among other things. The releases are described in further detail in the Plan and the Circular (as defined below). The hearing before the Court in respect of the Final Order is currently scheduled for December 19, 2023 at 10:00 a.m.
If you or your counsel wish to appear in the CBCA Proceedings, including in respect of the Final Order, you must file a notice of appearance with the Court and serve the notice of appearance on counsel for AYR and the Supporting Senior Noteholders as set out in the Interim Order.
Additional Materials
Copies of the Support Agreement, Management Information Circular in respect of the meeting of Senior Noteholders to approve the Transaction (the “Circular”), the Interim Order and related material are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. If you have further questions regarding the Transaction, we urge you to read the Circular and other available material in consultation with your tax, financial, legal or other professional advisors.
You may also contact AYR Investor Relations at:
Jon DeCourcey
Head of Investor Relations
T: (786) 885-0397
Email: ir@ayrwellness.com
Yours very truly,
(Signed) “Brad Asher”

Brad Asher
Chief Financial Officer and Secretary
AYR Wellness Inc.